SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of March 2020

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement of annual results for the year ended December 31, 2019, dated March 24, 2020	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•

any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

2

•	the granting and approval of licenses;

•	tariff or network speed policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the MIIT;

•

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the impact of the outbreak of a novel strain of coronavirus, known as “COVID-19”, on the PRC economy and our operations and financial performance;

•

changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit;

•	results and effects of any inspections by the relevant PRC regulatory authorities; and

•	the development of our mobile business is dependent on the Tower Company.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: March 24, 2020	By:	/s/ Ke Ruiwen
	Name:	Ke Ruiwen
	Title:	Chairman and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

中国电信股份有限公司

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2019

HIGHLIGHTS

—	Operating revenues reached RMB375,734 million, decreased by 0.4%. Service revenues reached RMB357,610 million, up by 2.0%

—	EBITDA was RMB117,215 million, up by 12.5%. EBITDA margin was 32.8%

—

Profit attributable to equity holders of the Company was RMB20,517 million, representing a decrease of 3.3%. As compared with the profit attributable to equity holders of the Company for the year 2018 excluding the one-off after-tax gain from the listing of China Tower, up by 2.0%. Basic earnings per share were RMB0.25

—	The Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.125 per share for the year 2019 to be declared

—	Total number of mobile subscribers was approximately 336 million. 4G subscribers accounted for 83.8% of total mobile subscribers. Total number of wireline broadband subscribers reached 153 million

—	By the end of 2019, the Company invested RMB9.3 billion to build 40 thousand 5G base stations and co-shared more than 20 thousand of China Unicom’s 5G base stations

CHAIRMAN’S STATEMENT

Dear Shareholders,

In 2019, China Telecom capitalised firmly on the invaluable opportunities arising from the digital transformation of the economy and society, as well as 5G commercialisation. We proactively and effectively responded to the pressures and challenges arising in our operating environment, dedicated to lean management while ensuring stable and healthy operation, and elevated our high-quality development to a new level. The whole Company is determined to forge ahead and adhere to the new development principles. Abiding by customer-oriented principles, we sharpened our overall strengths, pushed forward value operation, and significantly enhanced our market position. At the same time, the Company expanded proprietary innovation and open cooperation, while promoting co-building and co-sharing on all fronts and attaining a promising start in 5G commercialisation. Insisting on innovation and coordination, as well as deepening reform, we promoted the vitality of the Company and our employees, while working with our industry partners to create a new landscape for our further development, laying a solid foundation for the long-term growth of our corporate value and shareholder value in the future.

OVERALL RESULTS

In 2019, operating revenues of the Company amounted to RMB375.7 billion. Service revenues1 amounted to RMB357.6 billion, representing an increase of 2.0% compared to last year and continuing to maintain higher than the industry average service revenues growth. Of which, mobile service revenues amounted to RMB175.5 billion, representing an increase of 4.7% over last year. Wireline service revenues were approximately RMB182.1 billion, representing a decrease of 0.4% over last year. Revenues from emerging businesses2 accounted for 55.3% of total service revenues and contributed 4.5 percentage points to the total service revenues growth, alongside a continual optimisation of the revenue structure and the continuous expansion of development impetus. EBITDA3 amounted to RMB117.2 billion, representing an increase of 12.5% compared to last year. Net profit4 amounted to RMB20.5 billion, representing a decrease of 3.3% over last year and an increase of 2.0% compared to the 2018 net profit excluding the one-off after-tax gain from the listing of China Tower Corporation Limited5. Basic earnings per share were RMB0.25. Capital expenditure was approximately RMB77.6 billion, of which investment excluding 5G declined for the fourth consecutive year. Free cash flow6 was RMB21.7 billion.

[1]	Service revenues are calculated based on operating revenues minus sales of mobile terminals, sales of wireline equipment and other non-service revenues.
[2]	Revenues from emerging businesses include revenues from data traffic, Internet applications and DICT services.
[3]	EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation.
[4]	Net profit represents profit attributable to equity holders of the Company.
[5]	The one-off after-tax gain from the listing of China Tower Corporation Limited in 2018 was approximately RMB1.1 billion.
[6]

In order to more objectively reflect the Company’s free cash flow, enable a comparable basis to free cash flow of prior years and avoid incomparability of free cash flow resulting from the application of IFRS 16, the original free cash flow calculation “free cash flow = EBITDA minus capital expenditure and income tax” has been changed to “free cash flow = EBITDA minus capital expenditure, income tax and depreciation charge for right-of-use assets other than land-use-rights”.

Taking shareholders’ returns into full consideration, alongside the Company’s profitability, cash flow level and capital requirement for its future development, the Board of Directors has decided to recommend at the forthcoming shareholders’ meeting that a final dividend equivalent to HK$0.125 per share for the year 2019 to be declared. Going forward, the Company will continue to create shareholder value, while fully balancing the cash flow required for the long-term development of the Company with returns to shareholders.

VIBRANT COMMENCEMENT OF 5G

2019 marked the first year of the 5G era in China. The official commercialisation of 5G has expedited the vibrant rise of information and communications technologies, as well as continuous upgrade in the demand for integrated information services. This added strong momentum to the rapid development of the digital economy and society. By fully capitalising on our previous deployment and preparation for 5G, the Company strives to open up a new “blue ocean” for integrated information services.

Building 5G network competitiveness through co-building and co-sharing on all fronts as well as mastering core technologies

In 2019, in order to efficiently build a 5G network and quickly develop its 5G service capabilities, the Company collaborated with China United Network Communications Corporation Limited (“China Unicom”) to leverage the mutually complementary advantages in network and spectrum resources and rolled out 5G network co-building and co-sharing, effectively saving costs on network construction, operation and maintenance while enhancing the market competitiveness of 5G network and business. By the end of 2019, the Company had invested RMB9.3 billion to build 40 thousand 5G base stations, and co-shared more than 20 thousand of China Unicom’s 5G base stations. The total number of 5G base stations in use exceeded 60 thousand, covering key areas of over 50 cities where 5G commercialisation has commenced. Meanwhile, the Company accelerated the resources and technologies accumulation for 5G carrying network and core network. As a result, the Company’s network competitiveness was significantly enhanced.

The Company maintained its deep involvement in the evolution of global 5G standards. It took the lead in the formulation of various international 5G standards, and completed numerous patent applications and international standard publications. The Company also innovated standalone (SA) solutions, conducted SA networking trials together with multiple vendors, and led the breakthroughs in 4G/5G integration and other bottlenecks hindering SA commercialisation. The Company was designated by GSMA to lead the global 5G SA industry chain to formulate and publish “5G SA Deployment Guidelines” in a timely manner. The Company conducted proprietary research and development (“R&D”) of mobile edge computing (MEC) platform and management platform for network slicing, expedited the maturity of the SA industry chain. The Company carried out innovative R&D of a series of technologies for indoor coverage, while promoting low-cost solutions for indoor coverage. As a result, the Company’s ability to master 5G core technologies and capabilities continued to strengthen, while its status in the global 5G industry chain significantly elevated.

Promising start of 5G led by application innovation and scale market expansion

On 31 October 2019, the Company officially launched its 5G commercial services in 50 cities across the country, and created a membership-based innovative service model of “5G + Privileges + Applications” for individuals and 5G service combining “5G + Gigabit Broadband + Smart Family Applications” for households. By the end of February 2020, the scale of the Company’s 5G package subscribers reached 10.73 million. Meanwhile, the Company also extensively explored the endowment of 5G into areas such as digital government, smart cities, industrial Internet and the like. The Company innovated integrated information service solutions by leveraging the ultra-large bandwidth, low latency, and massive connectivity features of 5G, as well as integrating new emerging technologies such as edge computing and industrial passive optical networks (PON). The Company has now rolled out 5G services for smart cities based on SA architecture in Shenzhen, while also setting benchmarks in a number of demonstrative industries, including industrial Internet, smart energy, smart ports, telemedicine, and distance education. This allowed us to accumulate a number of promising application scenarios for SA commercialisation.

STABLE AND HEALTHY OPERATION THROUGHOUT THE YEAR AND SIGNIFICANT ENHANCEMENT OF MARKET COMPETITIVENESS

In 2019, the Company accelerated its expansion of integrated information services, consolidated its capabilities in network, service and operation, while continuing to deepen its reform and innovation. Our operation proved to be highly resilient, with our market competitiveness strengthening on all fronts.

Customer-driven and accelerated expansion of integrated information services

The Company focused on the flourishing demand among individual customers for informatisation services. With mobile data traffic as the driving force, the Company broadened its ecological cooperation and built an innovative customer privilege system to enhance our differentiated market competitiveness in convergence operation. As a result, our subscriber base continued to expand and our market position significantly elevated. The total number of mobile subscribers was approximately 336 million, leaping to the second place in the industry in the country. The net addition of mobile subscribers was almost 32.57 million for the full year, with a net addition market share reaching 53.2%. 4G penetration reached 83.8%, maintaining a leading position in the industry, laying a good foundation for users to upgrade to 5G and value growth in the future.

The Company also proactively planned new household informatisation services. The five-in-one Smart Family product and service portfolio – combining Smart Broadband, Smart Home Platform, Smart Application, Smart Security and Smart Service – began to take shape. Amidst fierce market competition, the Company continued to expand its broadband subscriber scale with user stickiness remaining stable. The total number of wireline broadband subscribers reached 153 million, representing a net addition of 7.34 million. The triple-play penetration7 of broadband subscribers reached 64%. The number of IPTV subscribers reached 113 million. As Smart Family applications such as Whole-home Wi-Fi, e-Surfing Webcam and Family Cloud become more enriched, the value contribution of these services will be more prominent. The broadband blended ARPU was RMB42.6.

The Company also accelerated the extensive integration of emerging technologies into application scenarios for government and enterprise. The Company continued to build up and unleash the unique advantages of cloud-network integration, and expanded the combination of basic network access with technologies such as cloud computing, Big Data and Internet of Things (IoT), to thoroughly identify the needs of customers in benchmarking industries and to assess the market potential. The Company’s “e-Surfing Cloud” ranked seventh in the world and first among global operators in IaaS public cloud by market share8, and also ranked first in China’s hybrid cloud market9. Our IDC business ranked overall first within the country9. Revenue from cloud service reached RMB7.1 billion, representing an increase of 57.9% compared to last year, becoming the top growth driver within the DICT business. The number of IoT connected devices reached 157 million, with revenue increasing by 21.7% compared to last year. The Company’s DICT business is gradually becoming a new growth driver.

[7]	The triple-play penetration represents the percentage of wireline broadband customers by identity document who also subscribe to mobile and e-Surfing HD services at the same time
[8]	Source: IDC
[9]	Source: China Internet Week

Consolidating network foundation and reinforcing the core competitiveness of cloud-network integration

The Company continued to optimise the network user experience, and conducted targeted coverage and dynamic capacity expansion of its 4G network to support the scale development of 4G users and data traffic as well as the full commercialisation of its VoLTE business. The Company deployed 10G PON equipment, promoted the scale construction of gigabit networks in key cities, and reinforced broadband access edge. Meanwhile, to grasp the trend of increasing demand in migrating to cloud in integrated information services, the Company promoted “Cloudification” on all fronts, effectively consolidated IDC resources, optimised the deployment of cloud resource pools and advanced the transformation of existing telecommunications facilities into data centres. The Company also deployed edge computing and CDN in a collaborative way, accelerated the launch of cloud-network products such as high-quality optical transport networks (OTN), software-defined wide area networks (SD-WAN) and dedicated cloud-network for government and enterprise customers. China Telecom’s core competitiveness of unified cloud-network architecture based on “cloud-as-the-core and cloud-led network” is quickly becoming evident.

Consolidating service edges and maintaining industry leading customer perceptions

Led by customer perceptions, the Company enhanced the end-to-end service experience, established the reputation of its products for being secure and reliable, and built the competitive advantages of its services. By optimising its sales channels and broadening its customer reach, the Company explored sales models based on scene marketing. Forming teams of “Smart Family Engineers” and “Cloudification Enablement Experts”, the Company developed an advantage in professional talent for integrated information services. The Company built its operation capabilities in cloud-network integration, enhanced the activation and maintenance efficiency of its dedicated lines for government and enterprise customers. The Company also gradually rolled out self-help service for government and enterprise customers. Through the introduction of services powered by AI technologies and promoting “new media” customer service, the Company effectively lowered the service volume delivered by human while optimising the user experience. The service satisfaction of the Company continued to be industry leading, ranking first for both overall satisfaction and for mobile Internet access among public users. We also had the lowest customer complaint rate in the industry10.

[10]	Source: The Ministry of Industry and Information Technology of the PRC

Ongoing enhancement of corporate efficiency with intelligence-injected operation and management reinforcement

The Company strengthened its aggregation and application of data, with capabilities of its corporate core continuing to manifest. By launching the next generation BSS 3.0 system and through the optimisation of its product management as well as development and operation systems, the Company achieved rapid loading and automatic activation of its cloud-network integration services. The Company also conducted network construction and maintenance supported by using Big Data and applied AI technologies to automate management functions. With efficiency enhancement of key resources as the focus, the Company dynamically optimised its resource allocation, strengthened precision investment and effectively reduced the costs of average electricity tariff, per tower rental fee, sales channel costs and wireline terminal costs. The Company reinforced centralisation, and further centralised its capital management and equipment procurement, with an aim to reduce costs and increase efficiency, enabling it to maintain a solid financial structure.

Deepening reform and innovation, stimulating corporate vitality and intrinsic motivation

The Company firmly pushed forward with internal reforms. Confronted with key future application scenarios, the Company built innovation centres for digital government, smart cities and industrial Internet. The Company also shortened the end-to-end response time for customers and enhanced its capabilities to provide integrated information services. The Company continued to push forward reforms of its R&D system, consolidated R&D centres, and also established a system for scientists and chief experts. The Company accelerated the creation of new proprietary core technologies, incentivised the vitality of research personnel, enabling the Company to lead a number of key national R&D projects. The R&D expenses of the Company for the year increased by 57% compared to last year. The Company also optimised the department functions relating to network construction, operation and maintenance, as well as informatisation, in order to lay a solid foundation for implementing cloud-network integration and accelerating the digital transformation of the Company. At the same time, the Company further promoted the mixed ownership reform of its professional subsidiaries. Our Internet finance company was included in a pilot programme of mixed ownership reform for state-owned enterprises (SOE), and the “Double-Hundred Action” for SOE reform, with the introduction of strategic investors attaining progressive results.

EMBARKING ON A NEW JOURNEY FOR INTEGRATED INTELLIGENT INFORMATION SERVICES

In the new year, China Telecom will forge ahead to become a leading integrated intelligent information service operator. The Company will accelerate “Cloudification” on all fronts, promote cloud-network integration and build the cloud-network integrated digital platform and establish a new type of network infrastructure. The Company will also deepen the application of cloud-network products and operation system reform while accelerate the data aggregation from 5G, cloud, DICT and capability centres. To enhance the capabilities of corporate core and strengthen the level of intelligent operation management within the Company, we will develop an open and compatible Big Data pool, and apply Big Data analytics to products, services, cloud-network construction and operation, risk management, and resource allocation, among other areas. The Company will reinforce its network and talent edges to strengthen market competitiveness. The Company will make full use of its abundant 5G spectrum resources to accelerate 5G network construction, strengthen the unique advantage of cloud-network integration and accelerate the evolution towards a smart ubiquitous network, which is simple, agile, efficiently-centralised, open and secure. The Company will push forward market- oriented reforms, which will further stimulate the vitality and intrinsic motivation for corporate development. The Company will also push forward reforms for R&D system and accelerate the breakthroughs in key technology areas. The Company will carry out extensive innovation and cooperation and expedite the expansion of informatisation services. The Company will aggregate favourable resources, expand ecological cooperation, promote the development of 5G applications and SA scale commercialisation. The Company will continue to enrich its Smart Family product portfolio, strengthen and leverage on its leading edge in DICT business, continue to nurture new ecosystems represented by Smart Family, Cloud, IoT and Internet Finance, and create a new engine for the Company’s long-term sustainable development.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company strives to maintain a high level of corporate governance and has always adhered to excellent, prudent and efficient corporate governance principles. The Company insists on governing the Company in accordance with laws and regulations, as well as compliance operation. The Company attaches great importance to risk management and control, continuing to enhance corporate transparency to ensure the healthy and sustainable growth of the Company. In the area of corporate governance, our consistent efforts and outstanding performance have been widely recognised and highly appreciated by the capital market. We were awarded “Most Honoured Company in Asia”, for the 9th consecutive year by Institutional Investor. We were accredited with the “Platinum Award – Excellence in Environmental, Social

and Governance” for the 11th consecutive year by The Asset and were also awarded “Highly Commended Initiative in Innovation” for our “Cloudification in 5G” strategy. In addition, we were awarded, for the 12th time, “The Best of Asia – Icon on Corporate Governance” by Corporate Governance Asia. We were also accredited the awards including “No. 1 Best Managed Company”, “No. 1 Best Investor Relations” and “No. 1 Best ESG” in China region from FinanceAsia.

The Company insisted on integrating corporate social responsibility into corporate development, governing the Company in accordance with laws and regulations, upholding integrity within business operation, proactively implementing the Cyberpower strategy and firmly safeguarding network and information security to enable the digital transformation of the economy and society. We also strengthened risk prevention of the Company and proactively carried out poverty alleviation leveraging information, while continuously promoting energy saving and emission reduction. We implemented “Speed Upgrade and Tariff Reduction” and “Mobile Number Portability”, stood firmly against price war and promoted fair and orderly market competition and pushed forth the sustainable and healthy development of the industry. We also insisted on quality service and the protection of customer rights. We cooperated with our business partners to create ecological prosperity. We also effectively reduced the duplicate construction of infrastructure by promoting co-building and co-sharing of network infrastructure resources. In support of the “Belt and Road” initiative, we enhanced network interconnections and intercommunications with relevant countries. We also received a high level of recognition and appreciation from the wider society for our efforts in successfully delivering telecommunication assurance for major conferences and events including the 70th Anniversary of the Founding of the People’s Republic of China, the 20th Anniversary of Macau Handover, the Boao Forum for Asia, the “Belt and Road” Summit for International Cooperation, and the China International Import Expo.

OUTLOOK

At present, a new round of technological revolution and industry transformation is unfolding. New information and communications technologies are evolving rapidly every day, while the demand for information consumption is continuing to escalate. Technology and market forces are the twin wheels that are propelling the nation’s information and communications industry to a vast and bright future. At the same time, we are facing new challenges in the dynamic global situation and landscape, with economies of scale for the 5G industry yet to emerge.

The outbreak of the coronavirus epidemic since the beginning of 2020 has impacted the business development and network construction of the Company. China Telecom has proactively fulfilled its corporate social responsibility, and was the first company to complete 5G network deployment for the Wuhan Huoshenshan Hospital and other locations. The Company also leveraged the advantages of e-Surfing Cloud and Big Data to support epidemic prevention and control, as well as the informatisation of medical diagnostics and treatment. The Company took proactive caring measures for employees’ safety and well-being. Meanwhile, the Company will work hard to respond to the impact of the epidemic, while actively grasping the new changes in market demand and providing proliferating informatisation solutions to better serve its customers.

As a Chinese saying goes, “those with vision march steadily, while those with steadiness march further”. We are fully confident about the future. China Telecom will continue to adhere to the new development principles, insist on customer and market-orientated approaches, and strive for innovation and development. The Company will push forward 5G network construction on all fronts, accelerate co-building and co-sharing, firmly promote cloud-network integration, deepen corporate reform and further cultivate intelligent operation. The Company will work with industry partners to create a better future, and continue to march towards becoming a leading integrated intelligent information services provider, while striving to create new value for shareholders and altogether enjoy the accomplishment of high-quality development.

Finally, on behalf of the Board of Directors, I would like to take this opportunity to express our sincere appreciation to all our shareholders and customers for their support all along. I would also like to express our sincere thanks to all our employees for their hard work and contributions. Furthermore, I would like to extend our sincere gratitude towards Mr. Gao Tongqing for his outstanding contributions to the Company during his tenure. At the same time, I would like to welcome Mr. Li Zhengmao, President and Chief Operating Officer of the Company, to join the Company.

Ke Ruiwen

Chairman and Chief Executive Officer

Beijing, China

24 March 2020

GROUP RESULT

China Telecom Corporation Limited (the “Company”) is pleased to announce the consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2019 extracted from the audited consolidated financial statements of the Group as set out in its 2019 Annual Report.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December 2019

(Amounts in millions, except per share data)

	Notes	2019 RMB	2018 RMB
Operating revenues	4	375,734	377,124

Operating expenses
Depreciation and amortisation		(88,145)	(75,493)
Network operations and support		(109,799)	(116,062)
Selling, general and administrative		(57,361)	(59,422)
Personnel expenses		(63,567)	(59,736)
Other operating expenses		(27,792)	(37,697)

Total operating expenses		(346,664)	(348,410)

Operating profit		29,070	28,714
Net finance costs	5	(3,639)	(2,708)
Investment income		30	38
Income from investments in associates		1,573	2,104

Profit before taxation		27,034	28,148
Income tax	6	(6,322)	(6,810)

Profit for the year		20,712	21,338

		2019	2018
	Note	RMB	RMB
Other comprehensive income for the year
Items that will not be reclassified subsequently to profit or loss:
Change in fair value of investments in equity instruments at fair value through other comprehensive income		604	(324)
Deferred tax on change in fair value of investments in equity instruments at fair value through other comprehensive income		(147)	82

		457	(242)

Items that may be reclassified subsequently to profit or loss:
Exchange difference on translation of financial statements of subsidiaries outside mainland China		102	154
Share of other comprehensive income of associates		(2)	(7)

		100	147

Other comprehensive income for the year, net of tax		557	(95)

Total comprehensive income for the year		21,269	21,243

Profit attributable to
Equity holders of the Company		20,517	21,210
Non-controlling interests		195	128

Profit for the year		20,712	21,338

Total comprehensive income attributable to
Equity holders of the Company		21,074	21,115
Non-controlling interests		195	128

Total comprehensive income for the year		21,269	21,243

Basic earnings per share	7	0.25	0.26

Number of shares (in millions)		80,932	80,932

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

at 31 December 2019

(Amounts in millions)

		31 December 2019	31 December 2018
	Notes	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		410,008	407,795
Construction in progress		59,206	66,644
Right-of-use assets		61,549	–
Lease prepayments		–	21,568
Goodwill		29,923	29,922
Intangible assets		16,349	14,161
Interests in associates		39,192	38,051
Equity instruments at fair value through other comprehensive income		1,458	852
Deferred tax assets	9	7,577	6,544
Other assets		4,687	4,840

Total non-current assets		629,949	590,377

Current assets
Inventories		2,880	4,832
Income tax recoverable		1,662	121
Accounts receivable, net	10	21,489	20,475
Contract assets		474	478
Prepayments and other current assets		22,219	23,619
Financial assets at fair value through profit or loss		39	–
Short-term bank deposits		3,628	6,814
Cash and cash equivalents		20,791	16,666

Total current assets		73,182	73,005

Total assets		703,131	663,382

		31 December	31 December
		2019	2018
	Notes	RMB	RMB
LIABILITIES AND EQUITY

Current liabilities
Short-term debt		42,527	49,537
Current portion of long-term debt		4,444	1,139
Accounts payable	11	102,616	107,887
Accrued expenses and other payables		48,516	43,497
Contract liabilities		54,388	55,783
Income tax payable		243	601
Current portion of lease liabilities/finance lease obligations		11,569	101
Current portion of deferred revenues		358	375

Total current liabilities		264,661	258,920

Net current liabilities		(191,479)	(185,915)

Total assets less current liabilities		438,470	404,462

Non-current liabilities
Long-term debt		32,051	44,852
Lease liabilities/finance lease obligations		30,577	115
Deferred revenues		1,097	1,454
Deferred tax liabilities	9	19,078	13,138
Other non-current liabilities		627	804

Total non-current liabilities		83,430	60,363

Total liabilities		348,091	319,283

Equity
Share capital		80,932	80,932
Reserves		271,578	262,137

Total equity attributable to equity holders of the Company		352,510	343,069
Non-controlling interests		2,530	1,030

Total equity		355,040	344,099

Total liabilities and equity		703,131	663,382

Notes:

1.	BASIS OF PREPARATION

The Group’s consolidated financial statements included in the Annual Report have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The consolidated financial statements of the Group have been prepared on a going concern basis.

2.	APPLICATION OF NEW AND AMENDMENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS AND INTERPRETATION

In the current year, the Group has applied, for the first time, the following new and amendments to IFRSs and interpretation issued by IASB that are mandatorily effective for the current year:

•	IFRS 16, “Leases”

•	IFRIC 23, “Uncertainty over Income Tax Treatments”

•	Amendments to IFRS 9, “Prepayment Features with Negative Compensation”

•	Amendments to IAS 19, “Plan Amendment, Curtailment or Settlement”

•	Amendments to IAS 28, “Long-term Interests in Associates and Joint Ventures”

•	Amendments to IFRSs, “Annual Improvements to IFRS Standards 2015-2017 Cycle”

Except for IFRS 16, “Leases” (“IFRS 16”), the application of the above amendments to IFRSs and interpretation has had no material effect on the Group’s consolidated financial statements.

The Group has not yet applied any new and revised standard that is not yet effective for the current year.

IFRS 16, “Leases”

The Group has applied IFRS 16 for the first time in the current year. IFRS 16 superseded IAS 17, “Leases” (“IAS 17”), and the related interpretations.

Definition of a lease

The Group applies the definition of a lease in accordance with the requirements set out in IFRS 16 in assessing whether a contract contains a lease. Upon application of new definition of a lease, certain operating lease under IAS 17 does not fall into the definition of a lease under IFRS 16 as portion of the asset under such operating lease arrangement is not an identified asset.

As a lessee

The Group has applied IFRS 16 retrospectively with the cumulative effect recognised at the date of initial application, 1 January 2019.

As at 1 January 2019, the Group recognised additional lease liabilities and measured right-of-use assets at the carrying amounts as if IFRS 16 had been applied since commencement dates, but discounted using the incremental borrowing rates of the relevant lessees at the date of initial application by applying IFRS 16 transition provisions. Any cumulative effect at the date of initial application is recognised in the opening reserves and comparative information has not been restated.

When applying the modified retrospective approach under IFRS 16 at transition, the Group applied the following practical expedients to all lease arrangements, on lease-by-lease basis, to the extent relevant to the respective lease contracts:

i.	elected not to recognise right-of-use assets and lease liabilities for leases with lease term ends within 12 months of the date of initial application;

ii.

applied a single discount rate to a portfolio of leases with a similar remaining terms for similar class of underlying assets in similar economic environment. Specifically, discount rate for certain leases of telecommunications towers, buildings, equipment and other assets in mainland China was determined on a portfolio basis; and

iii.	used hindsight based on facts and circumstances as at date of initial application in determining the lease term for the Group’s leases with extension and termination options.

When recognising the lease liabilities for operating leases, the Group has applied incremental borrowing rates of the relevant lessees at the date of initial application. The weighted average lessee’s incremental borrowing rate applied is 3.6%.

As a lessor

In accordance with the transitional provisions in IFRS 16, the Group is not required to make any adjustment on transition for leases in which the Group is a lessor but account for these leases in accordance with IFRS 16 from the date of initial application and comparative information has not been restated.

Effective on 1 January 2019, the Group has applied IFRS 15, “Revenue from Contracts with Customers” to allocate consideration in the contract to each lease and non-lease components. The change in allocation basis has had no material impact on the consolidated financial statements of the Group for the current year.

The following adjustments were made to the amounts recognised in the consolidated statement of financial position at 1 January 2019. Line items that were not affected by the changes have not been included.

		Carrying amounts previously reported at 31 December 2018	Adjustments	Carrying amounts under IFRS 16 at 1 January 2019
	Notes	RMB millions	RMB millions	RMB millions
Non-current assets
Right-of-use assets		–	65,524	65,524
Lease prepayments	(a)	21,568	(21,568)	–
Interests in associates	(b)	38,051	(263)	37,788
Deferred tax assets		6,544	676	7,220
Other assets		4,840	(746)	4,094

Current assets
Prepayments and other current assets		23,619	(518)	23,101

Current liabilities
Accounts payable		107,887	(100)	107,787
Current portion of lease liabilities		–	10,260	10,260
Current portion of finance lease obligations		101	(101)	–

Non-current liabilities
Lease liabilities		–	35,604	35,604
Finance lease obligations		115	(115)	–

Equity
Total equity attributable to equity holders of the Company		343,069	(2,440)	340,629
Non-controlling interests		1,030	(3)	1,027

Notes:

(a)	Upon application of IFRS 16, lease prepayments amounting to RMB21,568 million were reclassified to right-of-use assets on the date of initial application.

(b)

The net effects arising from the initial application of IFRS 16 resulted in a decrease in the carrying amounts of interests in associates of RMB263 million with corresponding adjustments to opening reserves.

3.	SEGMENTAL REPORTING

An operating segment is a component of an entity that engages in business activities from which revenues are earned and expenses are incurred, and is identified on the basis of the internal financial reports that are regularly reviewed by the chief operating decision maker in order to allocate resources and assess performance of the segment. For the periods presented, management has determined that the Group has one operating segment as the Group is only engaged in the integrated telecommunications business. The Group’s assets located outside mainland China and operating revenues derived from activities outside mainland China are less than 10% of the Group’s assets and operating revenues, respectively. No geographical area information has been presented as such amount is immaterial. No single external customer accounts for 10% or more of the Group’s operating revenues.

4.	OPERATING REVENUES

Disaggregation of revenues

	Notes	2019 RMB millions	2018 RMB millions
Type of goods or services

Revenue from contracts with customers
Voice	(i)	45,146	50,811
Internet	(ii)	197,244	190,871
Information and application services	(iii)	87,623	83,478
Telecommunications network resource and equipment services	(iv)	21,978	20,211
Sales of goods and others	(v)	17,906	27,450

Subtotal		369,897	372,821
Revenue from other sources	(vi)	5,837	4,303

Total operating revenues		375,734	377,124

Timing of revenue recognition
A point in time		14,591	24,496
Over time		361,143	352,628

Total operating revenues		375,734	377,124

Notes:

(i)	Represent the aggregate amount of voice usage fees, installation fees and interconnections fees charged to customers for the provision of telephony services.

(ii)	Represent amounts charged to customers for the provision of Internet access services.

(iii)

Represent primarily the aggregate amount of fees charged to customers for the provision of Internet data centre service, system integration services, e-Surfing HD service, caller ID service and short messaging service and etc.

(iv)	Represent amounts charged to other domestic telecommunications operators and enterprise customers for the provision of telecommunications network resource and equipment services.

(v)	Represent primarily revenues from sales, and repair and maintenance of telecommunications equipment as well as the resale of mobile services (MVNO).

(vi)	Represent primarily revenue from property rental and other revenues.

5.	NET FINANCE COSTS

	2019 RMB millions	2018 RMB millions
Interest expense on short-term and long-term debts	2,623	3,278
Interest expense on lease liabilities	1,607	–
Less: Interest expense capitalised*	(140)	(185)

Net interest expense	4,090	3,093
Interest income	(492)	(306)
Foreign exchange losses	680	423
Foreign exchange gains	(639)	(502)

	3,639	2,708

* Interest expense was capitalised in construction in progress at the following rates per annum	3.5%-4.4%	3.8%-4.4%

6.	INCOME TAX

Income tax in the profit or loss comprises:

	2019 RMB millions	2018 RMB millions
Provision for PRC income tax	781	3,408
Provision for income tax in other tax jurisdictions	105	120
Deferred taxation	5,436	3,282

	6,322	6,810

A reconciliation of the expected tax expense with the actual tax expense is as follows:

	Notes	2019 RMB millions	2018 RMB millions
Profit before taxation		27,034	28,148

Expected income tax expense at statutory tax rate of 25%	(i)	6,759	7,037
Differential tax rate on PRC subsidiaries’ and branches’ income	(i)	(315)	(291)
Differential tax rate on other subsidiaries’ income	(ii)	(129)	(58)
Non-deductible expenses	(iii)	979	537
Non-taxable income	(iv)	(460)	(319)
Others	(v)	(512)	(96)

Actual income tax expense		6,322	6,810

Notes:

(i)

Except for certain subsidiaries and branches which are mainly taxed at preferential rate of 15%, the provision for mainland China income tax is based on a statutory rate of 25% of the assessable income of the Company, its mainland China subsidiaries and branches as determined in accordance with the relevant income tax rules and regulations of the PRC.

(ii)

Income tax provisions of the Company’s subsidiaries in Hong Kong and Macau Special Administrative Regions of the PRC, and in other countries are based on the subsidiaries’ assessable income and income tax rates applicable in the respective tax jurisdictions which range from 8% to 35%.

(iii)	Amounts represent miscellaneous expenses in excess of statutory deductible limits for tax purposes.

(iv)	Amounts represent miscellaneous income which are not subject to income tax.

(v)	Amounts primarily represent settlement of tax filing differences of prior year annual tax return and other tax benefits such as the additional tax deduction on research and development expenses.

7.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the years ended 31 December 2019 and 2018 is based on the profit attributable to equity holders of the Company of RMB20,517 million and RMB21,210 million respectively, divided by 80,932,368,321 shares.

The amount of diluted earnings per share is not presented as there were no potential ordinary shares in existence for the periods presented.

8.	DIVIDENDS

Pursuant to a resolution passed at the Board of Directors’ meeting on 24 March 2020, a final dividend of equivalent to HK$0.125 per share totaling approximately RMB9,126 million for the year ended 31 December 2019 was proposed for shareholders’ approval at the Annual General Meeting. The dividend has not been provided for in the consolidated financial statements for the year ended 31 December 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 29 May 2019, a final dividend of RMB0.109851 (equivalent to HK$0.125) per share totaling RMB8,891 million in respect of the year ended 31 December 2018 was declared, and paid on 26 July 2019.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 28 May 2018, a final dividend of RMB0.093512 (equivalent to HK$0.115) per share totaling RMB7,568 million in respect of the year ended 31 December 2017 was declared, and paid on 27 July 2018.

9.	DEFERRED TAX ASSETS AND LIABILITIES

The components of deferred tax assets and deferred tax liabilities recognised in the consolidated statement of financial position and the movements are as follows:

	Assets		Liabilities		Net Balance
	31 December	31 December	31 December	31 December	31 December	31 December
	2019	2018	2019	2018	2019	2018
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for credit losses	1,953	1,925	–	–	1,953	1,925
Property, plant and equipment and others	4,862	4,580	(18,831)	(13,022)	(13,969)	(8,442)
Right-of-use assets and lease liabilities	744	–	–	–	744	–
Deferred revenues and installation costs	18	39	(13)	(29)	5	10
Equity instruments at fair value through other comprehensive income	–	–	(234)	(87)	(234)	(87)

Deferred tax assets/(liabilities)	7,577	6,544	(19,078)	(13,138)	(11,501)	(6,594)

	Balance at 31 December 2018	Changes in accounting policies	Recognised in consolidated statement of comprehensive income	Balance at 31 December 2019
	RMB millions	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for credit losses	1,925	–	28	1,953
Property, plant and equipment and others	(8,442)	–	(5,527)	(13,969)
Right-of-use assets and lease liabilities	–	676	68	744
Deferred revenues and installation costs	10	–	(5)	5
Equity instruments at fair value through other comprehensive income	(87)	–	(147)	(234)

Net deferred tax liabilities	(6,594)	676	(5,583)	(11,501)

	Balance at 1 January 2018	Recognised in consolidated statement of comprehensive income	Balance at 31 December 2018
	RMB millions	RMB millions	RMB millions
Provisions and impairment losses, primarily for credit losses	1,829	96	1,925
Property, plant and equipment and others	(5,073)	(3,369)	(8,442)
Deferred revenues and installation costs	19	(9)	10
Equity instruments at fair value through other comprehensive income	(169)	82	(87)

Net deferred tax liabilities	(3,394)	(3,200)	(6,594)

10.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

		31 December
		2019	2018
	Notes	RMB millions	RMB millions
Third parties		24,438	23,308
China Telecom Group	(i)	1,188	1,327
China Tower	(ii)	5	10
Other telecommunications operators in the PRC		550	510

		26,181	25,155
Less: Allowance for credit losses		(4,692)	(4,680)

		21,489	20,475

Notes:

(i)	China Telecommunications Corporation together with its subsidiaries other than the Group are referred to as “China Telecom Group”.

(ii)	China Tower Corporation Limited, an associate of the Company, is referred to as “China Tower”.

Ageing analysis of accounts receivable from telephone and Internet subscribers based on the billing dates is as follows:

	31 December
	2019	2018
	RMB millions	RMB millions
Current, within 1 month	7,545	8,376
1 to 3 months	1,777	2,117
4 to 12 months	1,822	1,932
More than 12 months	1,002	943

	12,146	13,368
Less: Allowance for credit losses	(2,803)	(2,898)

	9,343	10,470

Ageing analysis of accounts receivable from other telecommunications operators and enterprise customers based on dates of rendering of services is as follows:

	31 December
	2019	2018
	RMB millions	RMB millions
Current, within 1 month	4,701	3,318
1 to 3 months	2,964	2,300
4 to 12 months	3,768	3,994
More than 12 months	2,602	2,175

	14,035	11,787
Less: Allowance for credit losses	(1,889)	(1,782)

	12,146	10,005

As at 31 December 2019 and 2018, included in the net balance of the Group’s accounts receivable are debtors with aggregate carrying amount of RMB1,936 million and RMB2,503 million, respectively, which are past due as at the reporting date.

11.	ACCOUNTS PAYABLE

Ageing analysis of accounts payable based on the due dates is as follows:

	31 December
	2019	2018
	RMB millions	RMB millions
Due within 1 month or on demand	17,546	20,619
Due after 1 month but within 3 months	17,273	14,568
Due after 3 months but within 6 months	33,237	36,067
Due after 6 months	34,560	36,633

	102,616	107,887

12.	EVENTS AFTER THE REPORTING PERIOD

(a)	Issue of corporate bonds

On 10 March 2020, the Group issued three-year, RMB2,000 million corporate bonds to qualified investors in Shanghai Securities Exchange with annual interest rate of 2.90%.

(b)	The impact of the Coronavirus Disease 2019

Following the outbreak of the Coronavirus Disease 2019 (“COVID-19”) in early 2020, related prevention and control measures across China and other part of the world have been implemented. In addition, the Group has taken a series of measures to ensure smooth and reliable communications. The continuous pandemic has impacted business development and network construction of the Group. The Group will keep continuous attention on the developments of and changes in this situation, timely assess and actively respond to its impacts on the financial position, operating results and other aspects of the Group.

FINANCIAL REVIEW

Summary

In 2019, the Company adhered to new development principles and continuously deepened reform and innovation, achieving remarkable results of high-quality scale development. The Company’s service revenues continued to increase and persisted to maintain at a level exceeding industry average. Meanwhile, with optimised allocation of resources, focused key areas resources, and reinforced precision management, resources utilisation effectiveness and operational efficiency were consistently enhanced while the overall operating results remained healthy and robust. Operating revenues in 2019 were RMB375,734 million, representing a decrease of 0.4% from year 2018; service revenues11 were RMB357,610 million, representing an increase of 2.0% from year 2018; operating expenses were RMB346,664 million, representing a decrease of 0.5% from year 2018; profit attributable to equity holders of the Company was RMB20,517 million, representing a decrease of 3.3%; as compared with the profit attributable to equity holders of the Company for the year 2018 excluding the one-off after-tax gain12 from the listing of China Tower Corporation Limited (“China Tower”), representing an increase of 2.0% from year 2018; basic earnings per share were RMB0.25; EBITDA13 was RMB117,215 million, representing an increase of 12.5% from year 2018 and the EBITDA margin14 was 32.8%. Excluding the impact of the application of International Financial Reporting Standard 16 (“New Lease Standard”), the EBITDA margin was 29.2%.

Operating Revenues

The Company strived to uphold the industry value, promoted value operations with customers as the focus, fully leveraged on the network and talent edges and deepened integrated operation. Revenues continued to maintain favourable growth while revenue structure was continuously optimised. Operating revenues in 2019 were RMB375,734 million, representing a decrease of 0.4% from year 2018. Service revenues were RMB357,610 million, representing an increase of 2.0% from year 2018, of which mobile service revenues were RMB175,546 million, representing an increase of 4.7% from year 2018, and wireline service revenues were RMB182,064 million, representing a decrease of 0.4% from year 2018.

[11]

Service revenues are calculated based on operating revenues minus sales of mobile terminals (2019: RMB9,364 million; 2018: RMB18,836 million), sales of wireline equipment (2019: RMB5,226 million; 2018: RMB5,659 million) and other non-service revenues (2019: RMB3,534 million; 2018: RMB2,195 million).

[12]	In 2018, a one-off after-tax gain from the listing of China Tower amounting to approximately RMB1.1 billion was recognised by the Company.
[13]

EBITDA is calculated based on operating revenues minus operating expenses plus depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, we believe EBITDA may be helpful in analysing the operating results of a telecommunications service provider such as the Company. Although EBITDA has been widely applied in the global telecommunications industry as a benchmark to reflect operating performance, debt raising ability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles. It also does not represent net cash from operating activities. In addition, our EBITDA may not be comparable to similar indicators provided by other companies.

[14]	EBITDA margin is calculated based on EBITDA divided by service revenues.

The following table sets forth a breakdown of the operating revenues for 2018 and 2019, together with their respective rates of change:

	For the year ended 31 December		Rates of change
(RMB millions, except percentage data)	2019	2018
Voice	45,146	50,811	-11.1%
Internet	197,244	190,871	3.3%
Information and application services	87,623	83,478	5.0%
Telecommunications network resource and network equipment services	21,978	20,211	8.7%
Others[15]	23,743	31,753	-25.2%

Total operating revenues	375,734	377,124	-0.4%

Voice

In 2019, having been continuously affected by the substitution of mobile Internet services such as OTT, revenue from voice services was RMB45,146 million, representing a decrease of 11.1% from year 2018 and accounting for 12.0% of operating revenues. The revenue structure was continuously optimised.

Internet

In 2019, revenue from Internet services was RMB197,244 million, representing an increase of 3.3% from year 2018, accounting for 52.5% of operating revenues. Insisting on mobile data traffic as the driving force, the Company was determined to strengthen ecological cooperation, enhanced the differentiated market competitiveness of convergence operation, continuously expanding the subscriber base. Total number of mobile subscribers of the Company was approximately 336 million, ranking second in the industry nationwide. The data traffic revenues continued to achieve rapid growth. Mobile handset Internet access revenue was RMB123,203 million, representing an increase of 10.8% from year 2018. The scale of the Company’s broadband subscribers continuously expanded and customer loyalty was persistently maintained. However, due to increasingly intensifying market competition, wireline broadband revenue was RMB68,413 million, representing a decrease of 7.9% from year 2018.

[15]	Other revenues in 2019 refers to the aggregate amount of sales of goods and others, included in revenues from contracts with customers, and revenues from other sources.

Information and Application Services

In 2019, the Company continuously developed and leveraged the advantages on cloud-network integration. Revenue from information and application services was RMB87,623 million, representing an increase of 5.0% from year 2018 and accounting for 23.3% of operating revenues which benefited from the rapid development of emerging businesses such as IDC, cloud, Internet of Things and Internet Finance.

Telecommunications Network Resource and Equipment Services

In 2019, revenue from telecommunications network resource and equipment services was RMB21,978 million, representing an increase of 8.7% from year 2018 and accounting for 5.9% of operating revenues. The growth was mainly due to favourable growth in revenues from digital circuit service and IP-VPN service.

Others

In 2019, other revenues were RMB23,743 million, representing a decrease of 25.2% from year 2018 and accounting for 6.3% of operating revenues. The decline was mainly due to the decrease in the scale of mobile terminals sold.

Operating Expenses

The Company insisted on valuable scale development and continuously enhanced its capabilities development and investment in R&D system, laying out plans for sustainable development in the future. At the same time, with a focus on key resources and multi- dimensional sub-division, the effectiveness and efficiency of resource utilisation was continuously improved. In 2019, operating expenses were RMB346,664 million, representing a decrease of 0.5% from year 2018. Operating expenses accounted for 92.3% of operating revenues, representing a decrease of 0.1 percentage point from year 2018.

The following table sets forth a breakdown of the operating expenses in 2018 and 2019 and their respective rates of change:

	For the year ended 31 December		Rates of change
(RMB millions, except percentage data)	2019	2018
Depreciation and amortisation	88,145	75,493	16.8%
Network operations and support	109,799	116,062	-5.4%
Selling, general and administrative	57,361	59,422	-3.5%
Personnel expenses	63,567	59,736	6.4%
Other operating expenses	27,792	37,697	-26.3%

Total operating expenses	346,664	348,410	-0.5%

Depreciation and Amortisation

In 2019, depreciation and amortisation was RMB88,145 million, representing an increase of 16.8% from year 2018, accounting for 23.5% of operating revenues. Excluding the impact of the application of the New Lease Standard, depreciation and amortisation increased by 1.4% from year 2018. The main reason for the increase was that in order to strengthen the competitive advantages of the network in recent years, the Company maintained a relatively high level of capital expenditure.

Network Operations and Support

In 2019, network operations and support expenses were RMB109,799 million, representing a decrease of 5.4% from year 2018 and accounting for 29.2% of operating revenues. Excluding the impact of the application of the New Lease Standard, network operations and support expenses increased by 5.2% from year 2018 and such increase rate was significantly lower than that of year 2018. The increase was mainly due to the Company’s continuous optimisation and enhancement of network capabilities and quality to support rapid development of emerging businesses and thus resulting in appropriate increase in resource investment.

Selling, General and Administrative

In 2019, selling, general and administrative expenses amounted to RMB57,361 million, representing a decrease of 3.5% from year 2018 and accounting for 15.3% of operating revenues. Selling expenses were RMB48,472 million, representing a decrease of 4.6% from year 2018, which was mainly due to the Company’s continuous optimisation of its sales and marketing model and reinforcement in its precision management of sales and marketing resources resulting in enhancement of the effectiveness of sales and marketing resources. General and administrative expenses amounted to RMB8,889 million, representing an increase of 3.0% from year 2018 as a result of the increase in research and development expenditure to promote high quality development and strengthen the building of core capabilities.

Personnel Expenses

In 2019, personnel expenses were RMB63,567 million, representing an increase of 6.4% from year 2018 and accounting for 16.9% of operating revenues, which was mainly due to the Company’s increased incentives for high-tech talents and frontline employees.

Other Operating Expenses

In 2019, other operating expenses were RMB27,792 million, representing a decrease of 26.3% from year 2018 and accounting for 7.4% of operating revenues. It was mainly due to the decrease in the sales of mobile terminals.

Net Finance Costs

Seizing favourable market opportunities, the Company appropriately increased the allocation of bond products with favourable costs and continued to improve the capability of internal capital centralisation, effectively controlling the scale of indebtedness and financing costs and further enhancing the capital turnover rate and utilisation efficiency. In 2019, net finance costs were RMB3,639 million, representing an increase of 34.4%, and a decline of 25.0% from year 2018 excluding the impact of the application of the New Lease Standard. Net exchange loss amounted to RMB41 million in year 2019 which was mainly due to the depreciation of the exchange rate of RMB against USD.

Profitability Level

Income Tax

The Company’s statutory income tax rate is 25%. In 2019, income tax expenses were RMB6,322 million while the effective income tax rate was 23.4%. The difference between the effective income tax rate and the statutory income tax rate was mainly due to the low tax rates enjoyed by some subsidiaries and some branches located in the western region of China and the preferential tax policies enjoyed by the Company such as additional tax deduction on expenses for research and development proactively implemented by the Company. Meanwhile, income from investment in the associate company, China Tower, was not subject to tax during the period when the investment is held.

Profit Attributable to Equity Holders of the Company

In 2019, profit attributable to equity holders of the Company was RMB20,517 million, representing a decrease of 3.3%. Excluding the one-off after-tax gain from the listing of China Tower recognised in 2018, the profit attributable to equity holders of the Company increased by 2.0% from year 2018.

Capital Expenditure and Cash Flows

Capital Expenditure

In 2019, the Company continued to optimise network experience, deploying targeted coverage and dynamic capacity expansion for 4G network resulting in strengthening of the comprehensive competitive advantage of networks. Meanwhile, the Company steadily promoted the construction of 5G network to gear up the potential for the future development of 5G. In 2019, capital expenditure was RMB77,557 million, representing an increase of 3.5% from year 2018.

Cash Flows

The net increase in cash and cash equivalents for year 2019 was RMB4,098 million while the net decrease in cash and cash equivalents for year 2018 was RMB2,939 million.

The following table sets forth the cash flow position in 2019 and 2018:

	For the year ended 31 December
(RMB millions)	2019	2018
Net cash flow from operating activities	112,600	99,298
Net cash flow used in investing activities	(77,214)	(85,954)
Net cash flow used in financing activities	(31,288)	(16,283)

Net increase/(decrease) in cash and cash equivalents	4,098	(2,939)

In 2019, the net cash inflow from operating activities was RMB112,600 million, representing an increase of 13.4% from year 2018. Upon the application of the New Lease Standard, the principal portion of the rental expenses paid was adjusted from operating activities to financing activities which was a structural adjustment.

In 2019, the net cash outflow used in investing activities was RMB77,214 million, representing a decrease of 10.2% from year 2018. The main reason was that the Company withdrew certain short-term bank deposits investments which were due during the year.

In 2019, the net cash outflow used in financing activities was RMB31,288 million, representing an increase of 92.2% from year 2018. The main reason was that upon the application of the New Lease Standard, part of the cash outflow from operating activities was reflected in the financing activities during the year. Meanwhile, the Company repaid certain interest-bearing debts during the year.

Working Capital

The Company consistently upheld stable and prudent financial principles and stringent fund management policies. At the end of 2019, the working capital (total current assets minus total current liabilities) deficit was RMB191,479 million, representing an increase in deficit of RMB5,564 million from year 2018. It was mainly due to the recognition of lease liabilities as a result of the application of the New Lease Standard. As at 31 December 2019, the unutilised credit facilities were RMB245,847 million (2018: RMB150,693 million). Given the stable net cash inflow from operating activities and sound credit record, the Company has sufficient working capital to satisfy operational needs. At the end of 2019, cash and cash equivalents amounted to RMB20,791 million, among which cash and cash equivalents denominated in Renminbi accounted for 78.0% (2018: 64.0%).

Assets and Liabilities

In 2019, the Company continued to maintain a solid financial position. At the end of 2019, the total assets increased by 6.0% to RMB703,131 million from RMB663,382 million at the end of 2018. Excluding the impact of the New Lease Standard, the total assets were comparable with that of last year. Total indebtedness16 decreased to RMB79,022 million from RMB95,744 million at the end of 2018. Gearing ratio17 decreased to 18.3% from 21.8% at the end of 2018.

Indebtedness

The indebtedness analysis as at the end of 2019 and 2018 is as follows:

	For the year ended 31 December
(RMB millions)	2019	2018
Short-term debt	42,527	49,537
Long-term debt maturing within one year	4,444	1,139
Long-term debt	32,051	44,852
Finance lease obligations (including current portion)	–	216

Total indebtedness	79,022	95,744

By the end of 2019, the total indebtedness was RMB79,022 million, representing a decrease of RMB16,722 million from the end of 2018, which was mainly due to the continuous enhancement of centralised management of interest-bearing debt and precision management in daily control, effectively improving the efficiency of capital utilisation and reducing the scale of interest-bearing debt. Of the total indebtedness, loans denominated in Renminbi, US Dollars and Euro accounted for 99.4% (2018: 99.4%), 0.4% (2018: 0.4%) and 0.2% (2018: 0.2%), respectively. 82.9% (2018: 99.8%) of the indebtedness are loans with fixed interest rates while the remaining portion of the indebtedness represented loans with floating interest rates.

As at 31 December 2019, neither the Company nor any of its subsidiaries pledged any assets as collateral for debt (2018: Nil).

[16]	Total indebtedness refers to interest-bearing debts excluding lease liabilities.
[17]

Gearing ratio is calculated based on total indebtedness divided by total capital, while total capital is calculated based on total equity attributable to equity holders of the Company plus total indebtedness.

Most of the revenues received and expenses paid in the course of our business were denominated in Renminbi, therefore there were no significant risk exposures arising from foreign exchange fluctuations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the year ended 31 December 2019, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with the management and the Company’s international auditors, Deloitte Touche Tohmatsu, the accounting principles and practices adopted by the Group and discussed risk management, internal control and financial reporting matters including the review of the Company’s Annual Report for the year ended 31 December 2019.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to maintain high level of corporate governance and has inherited excellent, prudent and efficient corporate governance concepts and continuously improves its corporate governance methodology, regulates its operations, improves its internal control mechanism, implements sound corporate governance and disclosure measures, and ensures that the Company’s operations are in line with the long-term interests of the Company and its shareholders as a whole.

The roles of Chairman and Chief Executive Officer of the Company were performed by the same individual for the year 2019. In the Company’s opinion, through supervision by the Board of Directors and the Independent Non-Executive Directors, with effective control of the Company’s internal check and balance mechanism, the same individual performing the roles of Chairman and Chief Executive Officer can enhance the Company’s efficiency in decision-making and execution and effectively capture business opportunities. Many leading international corporations around the world also have similar arrangements.

Save as stated above, the Company was in compliance with all the code provisions under the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) in the year 2019.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules to govern securities transactions by Directors and Supervisors. Based on the written confirmations from the Directors and Supervisors, they have confirmed their compliance with the Model Code for Securities Transactions by Directors of Listed Issuers regarding the requirements in conducting securities transactions for the period from 1 January 2019 to 31 December 2019.

CLOSURE OF REGISTER FOR TRANSFER OF SHARES

1.	Annual General Meeting

The Company will convene the Annual General Meeting for the year 2019 on Tuesday, 26 May 2020. The H share register of members of the Company will be closed, for the purpose of determining shareholders’ entitlement to attend the Annual General Meeting, from Sunday, 26 April 2020 to Tuesday, 26 May 2020 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Annual General Meeting, all share transfers, accompanied by the relevant share certificates, must be lodged for registration with Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, not later than 4:30 p.m. on Friday, 24 April 2020. H share shareholders who are registered with Computershare Hong Kong Investor Services Limited on Tuesday, 26 May 2020 are entitled to attend the Annual General Meeting.

2.	Proposed Final Dividend

The Board of Directors proposes a final dividend in the amount equivalent to HK$0.125 per share (pre-tax), totalling approximately RMB9,126 million for the year ended 31 December 2019. The dividend proposal will be submitted for consideration at the Annual General Meeting to be held on Tuesday, 26 May 2020. If such proposed dividend distribution is approved by the shareholders, the final dividend will be distributed to those shareholders whose names appear on the register of members of the Company on Tuesday, 9 June 2020. The H share register of members will be closed from Wednesday, 3 June 2020 to Tuesday, 9 June 2020 (both days inclusive). In order to be entitled to the final dividend, H share shareholders who have not registered the transfer documents are required to deposit the transfer documents together with the relevant share certificates at Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong at or before 4:30 p.m. on Tuesday, 2 June 2020. Dividends will be denominated and declared in Renminbi.

Dividends for holders of domestic shares and the investors of the Shanghai Stock Exchange and Shenzhen Stock Exchange (including enterprises and individuals) investing in the H shares of the Company listed on Hong Kong Stock Exchange (the “Southbound Trading Link”) (the “Southbound Investors”) will be paid in Renminbi, whereas dividends for H share shareholders other than Southbound Investors will be paid in Hong Kong dollars. The relevant exchange rate will be the average median rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends at the Annual General Meeting. The proposed final dividends are expected to be paid on Friday, 31 July 2020 upon approval at the Annual General Meeting.

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China”, the “Implementation Rules of the Enterprise Income Tax Law of the People’s Republic of China” in 2008 and Guo Shui Han [2008] No. 897, the Company shall be obliged to withhold and pay 10% enterprise income tax when it distributes the proposed 2019 final dividends to non-resident enterprise shareholders of overseas H shares (including HKSCC Nominees Limited, other corporate nominees or trustees, and other entities or organisations) whose names appear on the Company’s H share register of members on Tuesday, 9 June 2020.

According to regulations by the State Administration of Taxation (Guo Shui Han [2011] No. 348) and relevant laws and regulations, if the individual H share shareholders who are Hong Kong or Macau residents and those whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of less than 10%, the Company will finally withhold and pay individual income tax at the rate of 10% on behalf of the individual H share shareholders. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the actual tax rate stipulated in the relevant tax treaty. If the individual H share shareholders whose country of domicile is a country which has entered into a tax treaty with PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the individual H share shareholders. If those shareholders need to request a refund of tax overpaid from the PRC tax authorities through the Company in accordance with the relevant requirements of the Announcement [2019] No. 35 of the State Administration of Taxation, they shall submit reports and information as stipulated in the Announcement [2019] No. 35 of the State Administration of Taxation and provide supplemental information on their entitlements under the relevant treaties.

The Company will determine the country of domicile of the individual H share shareholders based on the registered address as recorded in the H share register of members of the Company on Tuesday, 9 June 2020 (the “Registered Address”). If the country of domicile of an individual H share shareholder is not the same as the Registered Address or if the individual H share shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the individual H share shareholder shall notify and provide relevant supporting documents to the Company on or before Tuesday, 2 June 2020. Upon examination of the supporting documents by the relevant tax authorities, the Company will follow the guidance given by the tax authorities to implement relevant tax withholding and payment provisions and arrangements. Individual H share shareholders may either personally attend or appoint a representative to attend to the procedures in accordance with the requirements under the tax treaties notice if they do not provide the relevant supporting documents to the Company within the time period stated above.

For Southbound Investors (including enterprises and individuals), the Shanghai branch of China Securities Depository and Clearing Corporation Limited and the Shenzhen branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the investors of the Southbound Trading Link, will receive all dividends distributed by the Company and will distribute the dividends to the relevant investors under the Southbound Trading Link through its depositary and clearing system. According to the relevant provisions under the “Notice on Taxation Policies for Shanghai-Hong Kong Stock Connect Pilot Programme (Cai Shui [2014] No. 81)” and “Notice on Taxation Policies for Shenzhen-Hong Kong Stock Connect Pilot Programme (Cai Shui [2016] No. 127)”, the Company shall withhold and pay individual income tax at the rate of 20% with respect to dividends received by the Mainland individual investors for investing in the H shares of the Company listed on the Hong Kong Stock Exchange through the Southbound Trading Link. In respect of the dividends received by Mainland securities investment funds investing in the H shares of the Company listed on Hong Kong Stock Exchange through the Southbound Trading Link, the tax levied shall be ascertained by reference to the rules applicable to individual investors. The Company is not required to withhold and pay income tax on dividends derived by the Mainland enterprise investors under the Southbound Trading Link, and such enterprises shall report the income and make tax payment by themselves. The record date for entitlement to the shareholders’ rights and the relevant arrangements of dividend distribution for the Southbound Investors are the same as those for the Company’s H share shareholders.

The Company assumes no responsibility and disclaims all liabilities whatsoever in relation to the tax status or tax treatment of the individual H share shareholders and for any claims arising from any delay in or inaccurate determination of the tax status or tax treatment of the individual H share shareholders or any disputes relating to the tax withholding and payment mechanism or arrangements.

ANNUAL REPORT

The Annual Report for the year ended 31 December 2019 will be despatched to the shareholders of the Company and made available on the website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) and the website of the Company (www.chinatelecom-h.com) in due course.

By Order of the Board

China Telecom Corporation Limited

Ke Ruiwen

Chairman and Chief Executive Officer

Beijing, China, 24 March 2020

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward- looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Ke Ruiwen (as the chairman and chief executive officer); Mr. Chen Zhongyue, Mr. Liu Guiqing, Madam Zhu Min (as the chief financial officer) and Mr. Wang Guoquan (all as the executive vice presidents); Mr. Chen Shengguang (as the non-executive director); Mr. Tse Hau Yin, Aloysius, Mr. Xu Erming, Madam Wang Hsuehming and Mr. Yeung Chi Wai, Jason (all as the independent non-executive directors).